NOL

09046179

RECEIVED

2009 MAY 18 A 8:20

OFFICE OF INTERNATIONAL CORPORATE FINANCE

12 May 2009

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has today made the following announcements and media releases:-

1) NOL Group Unaudited Quarterly Financial Statements for the 1st Quarter ended 3 April 2009

2) Press Release on NOL Group Unaudited Quarterly Financial Statements for the 1st Quarter ended 3 April 2009

3) Presentation on NOL Group Unaudited Quarterly Financial Statements for the 1st Quarter ended 3 April 2009 by NOL Group President & Chief Executive Officer and NOL Group Deputy President & Chief Financial Officer

Attached are copies of the announcements and media releases for your attention, please.

Yours faithfully

Marjorie Wee (Ms)
Company Secretary

Encs
/cl

Q:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2009\Letters to SEC (Elliott Staffin)\Letter to SEC (Elliott Staffin)(Q1 2009 Results) - 12May09.DOC

dlw 5/18

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Neptune Orient Lines Limited
456 Alexandra Road #06-00
NOL Building Singapore 119962
Tel: 65 6278 9000 Fax: 65 6278 4900
www.nol.com.sg
Co. Reg. No.: 196800632D

SEC Exemption
No. 82-2605

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First Quarter * Financial Statement And Dividend Announcement

* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Marjorie Wee and Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	12-May-2009 17:17:44
Announcement No.	00065

>> Announcement Details

The details of the announcement start here ...

For the Financial Period Ended *	03-04-2009

Attachments

- NOL_1Q_2009_Results_Financial.pdf
- NOL_1Q_2009_Results_Press_Release.pdf
- NOL_1Q_2009_Results_Presentation.pdf

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NEPTUNE ORIENT LINES LIMITED (Reg. No. 196800632D)
Unaudited Financial Information
For the Quarter Ended 3 April 2009

1.(a)(i) Consolidated Income Statement

	Group		
	Q1 2009 US$'000	Q1 2008 US$'000	% Increase/ (Decrease)
Revenue	1,542,869	2,406,915	(36)
Cost of sales	(1,607,149)	(2,099,178)	(23)
Gross (loss)/profit	(64,280)	307,737	N/M
Other gains (net)			
- Miscellaneous	4,686	20,510	(77)
- Finance and investment income	921	2,618	(65)
Expenses			
- Administrative	(149,360)	(183,394)	(19)
- Finance	(14,511)	(7,488)	94
- Other operating	(11,815)	(9,172)	29
Share of results of associated companies	209	1,133	(82)
Share of results of joint ventures	929	1,770	(48)
(Loss)/profit before income tax	(233,221)	133,714	N/M
Income tax expense	(10,965)	(11,267)	(3)
Net (loss)/profit for the financial period	(244,186)	122,447	N/M
Net (loss)/profit attributable to:			
Equity holders of the Company	(244,595)	120,728	N/M
Minority interest	409	1,719	(76)
	(244,186)	122,447	N/M

1.(a)(ii) Notes to the Consolidated Income Statement

	Group		
	Q1 2009 US$'000	Q1 2008 US$'000	% Increase/ (Decrease)
(A) Investment Income	-	29	(100)
(B) Other Income including Interest Income	3,240	4,007	(19)
(C) Interest on Borrowings	(12,575)	(5,138)	145
(D) Depreciation and Amortisation	(77,067)	(65,922)	17
(E) Allowance for Doubtful Debts and Bad Debts Written Off	(2,602)	(1,385)	88
(F) Writeback of Provision for Impairment in Value of Investments	10	-	N/M
(G) Foreign Exchange (Loss)/Gain	(1,082)	1,246	N/M
(H) Adjustment for Under Provision for Tax in Prior Years	(175)	(938)	(81)
(I) Profit on Sale of Investments, Property, Plant and Equipment and Investment Properties	2,763	17,974	(85)
(J) Write-back/(Write-off) of Inventories	13	(7)	N/M

1.(a)(iii) Consolidated Statement of Comprehensive Income

	Group	
	Q1 2009 US$'000	Q1 2008 US$'000
Net (loss)/profit for the financial period	(244,186)	122,447
Other comprehensive income:		
Fair value gains on cash flow hedges	33,115	5,457
Fair value losses/(gains) on cash flow hedges transferred to the income statement	53,464	(44,883)
Fair value (losses)/gains on available-for-sale financial asset	(52)	33
Currency translation differences	(6,409)	5,669
Tax on fair value gains and losses	1,171	(777)
Other comprehensive income for the financial period, net of tax	81,289	(34,501)
Total comprehensive income for the financial period	(162,897)	87,946
Total comprehensive income attributable to:		
Equity holders of the Company	(163,311)	86,333
Minority interest	414	1,613
	(162,897)	87,946

N/M: Not meaningful

SEC Exemption No. 82-2605

1.(b)(i) Balance Sheets

	Group			Company		
	3 Apr 2009 US$'000	26 Dec 2008 US$'000	% Increase/ (Decrease)	3 Apr 2009 US$'000	26 Dec 2008 US$'000	% Increase/ (Decrease)
ASSETS						
Current Assets						
Cash and cash equivalents	444,075	429,219	3	115,465	15,760	633
Trade and other receivables [1]	634,726	828,706	(23)	654,719	594,207	10
Inventories at cost	120,746	159,015	(24)	-	-	0
Derivative financial instruments	55,341	11,293	390	5,191	5,473	(5)
Other current assets	63,353	62,296	2	1,181	1,669	(29)
Total current assets	1,318,241	1,490,529	(12)	776,556	617,109	26
Non-current Assets						
Investments in subsidiaries	-	-	0	994,695	994,695	0
Investments in associated companies	28,909	29,018	(0)	1	1	0
Investments in joint ventures	28,216	27,287	3	-	-	0
Available-for-sale financial asset	40	92	(57)	-	-	0
Property, plant and equipment	3,645,757	3,642,636	0	457,374	458,519	(0)
Investment properties	8,621	9,047	(5)	-	-	0
Deferred charges	8,473	3,245	161	43	45	(4)
Intangible assets	27,814	29,229	(5)	98	107	(8)
Goodwill arising on consolidation	129,095	129,095	0	-	-	0
Deferred income tax assets	2,634	3,683	(28)	-	-	0
Other non-current assets	76,266	80,730	(6)	1,721	2,295	(25)
Total non-current assets	3,955,825	3,954,062	0	1,453,932	1,455,662	(0)
TOTAL ASSETS	5,274,066	5,444,591	(3)	2,230,488	2,072,771	8
LIABILITIES						
Current Liabilities						
Trade and other payables	907,664	1,066,478	(15)	115,623	131,880	(12)
Current income tax liabilities	26,983	35,283	(24)	16,982	19,641	(14)
Borrowings	139,203	85,383	63	126,091	61,126	106
Provisions	92,800	100,933	(8)	53	330	(84)
Deferred income	332	-	N/M	-	-	0
Derivative financial instruments	34,321	94,739	(64)	5,621	5,473	3
Other current liabilities [2]	155,865	170,761	(9)	-	-	0
Total current liabilities	1,357,168	1,553,577	(13)	264,370	218,450	21
Non-current Liabilities						
Borrowings	1,348,777	1,159,262	16	150,000	31,580	375
Provisions	128,668	127,308	1	-	-	0
Deferred income	242	-	N/M	-	-	0
Deferred income tax liabilities	25,759	24,972	3	10,942	11,449	(4)
Other non-current liabilities	72,449	74,881	(3)	-	-	0
Total non-current liabilities	1,575,895	1,386,423	14	160,942	43,029	274
TOTAL LIABILITIES	2,933,063	2,940,000	(0)	425,312	261,479	63
NET ASSETS	2,341,003	2,504,591	(7)	1,805,176	1,811,292	(0)
EQUITY						
Share capital	849,931	845,379	1	849,931	845,379	1
Treasury shares	(5,216)	(5,216)	0	(5,216)	(5,216)	0
	844,715	840,163	1	844,715	840,163	1
Shares held by employee benefit trust	(1,776)	(1,413)	26	-	-	0
Treasury shares reserve	(1,195)	(1,195)	0	(1,195)	(1,195)	0
Retained earnings	1,413,267	1,657,862	(15)	927,243	935,304	(1)
Other reserves	43,804	(34,873)	226	34,413	37,020	(7)
Capital and reserves attributable to equity holders of the Company	2,298,815	2,460,544	(7)	1,805,176	1,811,292	(0)
Minority interest	42,188	44,047	(4)	-	-	0
TOTAL EQUITY	2,341,003	2,504,591	(7)	1,805,176	1,811,292	(0)
Net current (liabilities)/assets	(38,927)	(63,048)	(38)	512,186	398,659	28

[1] Trade receivables include the full freight revenue for voyages, which corresponds to the contractual rights stipulated in the standard Bill of Lading and is inclusive of the freight charges collectable at destination for Free on Board shipments.
[2] Other current liabilities relates to deferred revenue arising from the percentage-of-completion method for revenue recognition.

Certain comparative items have been reclassified to conform with current period's presentation. For the financial year ended 26 December 2008, unsecured bank loans of US$382 million and US$32 million for the Group and the Company respectively have been reclassified from current liabilities to non-current liabilities.

N/M: Not meaningful

1.(b)(ii) Borrowings

The Group As at 3 April 2009	Secured bank loans	Unsecured bank loans	Secured finance lease liabilities	Total
	US$'000	US$'000	US$'000	US$'000
Amount repayable in one year or less, or on demand	6,637	126,176	6,390	139,203
Amount repayable on or before 3 April:				
2011	10,496	50,000	6,804	67,300
2012	10,877	-	7,274	18,151
2013	11,833	100,000	7,621	119,454
2014	12,822	700,000	8,137	720,959
Thereafter	56,130	94,534	272,249	422,913
	108,795	1,070,710	308,475	1,487,980

As at 26 December 2008	Secured bank loans	Unsecured bank loans	Secured finance lease liabilities	Total
	US$'000	US$'000	US$'000	US$'000
Amount repayable in one year or less, or on demand	6,507	74,087	4,789	85,383
Amount repayable in :				
2010	11,359	-	5,097	16,456
2011	10,915	-	5,405	16,320
2012	11,883	21,780	5,715	39,378
2013	12,890	409,800	6,051	428,741
Thereafter	58,819	394,349	205,199	658,367
	112,373	900,016	232,256	1,244,645

The bank loans are secured mainly on vessels, and the finance lease liabilities are secured mainly on vessels, equipment and motor vehicles.
The classification of borrowings takes into consideration the expected timing of repayments assessed at each reporting period as well as the contractual final maturity dates of the borrowings. Accordingly, for the financial year ended 26 December 2008, unsecured bank loans of US$382 million have been reclassified from "Amount repayable in one year or less, or on demand" to "Amount repayable in 2012, 2013 and Thereafter".

1.(b)(iii) Operating Lease Commitments

The future aggregate minimum lease payable under non-cancellable operating leases of the Group are as follows:

The Group As at 3 April 2009	Vessels	Containers	Terminals	Chassis	Others	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Amount repayable for the remainder of 2009	521,261	8,278	70,545	24,948	51,384	676,416
Amount repayable in :						
2010	729,983	482	86,717	23,769	47,832	888,783
2011	648,434	-	84,402	21,709	35,605	790,150
2012	583,214	-	82,274	18,000	26,693	710,181
2013	493,135	-	80,112	13,330	20,128	606,705
Thereafter	1,246,358	-	894,757	12,411	27,515	2,181,041
	4,222,385	8,760	1,298,807	114,167	209,157	5,853,276

As at 26 December 2008	Vessels	Containers	Terminals	Chassis	Others	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Amount repayable in one year or less	723,461	12,810	90,066	23,786	69,652	919,775
Amount repayable in :						
2010	726,817	501	88,548	17,937	46,548	880,351
2011	648,565	-	88,646	16,322	34,895	788,428
2012	583,345	-	84,462	13,580	26,588	707,975
2013	493,267	-	80,245	11,062	20,513	605,087
Thereafter	1,242,869	-	895,318	12,390	28,065	2,178,642
	4,418,324	13,311	1,327,285	95,077	226,261	6,080,258

1.(c) Consolidated Cash Flow Statement

	Group	
	Q1 2009 US$'000	Q1 2008 US$'000
Cash Flows from Operating Activities		
(Loss)/profit before income tax	(233,221)	133,714
Adjustments for :		
Depreciation and amortisation	77,067	65,922
Fair value losses on hedges	25,633	2,333
Interest expense	12,575	5,138
Interest income	(1,431)	(2,821)
Investment income	-	(29)
Share-based compensation costs	1,945	3,225
(Write-back)/Write-off of inventories	(13)	7
Fair value losses/(gains) on shares held by employee benefit trust	230	(150)
Net profit on disposal of property, plant and equipment	(2,653)	(17,628)
Net profit on disposal of other assets	(110)	(346)
Net provision for impairment of assets	2	4
Net provision for liabilities	5,631	7,633
Share of results of associated companies	(209)	(1,133)
Share of results of joint ventures	(929)	(1,770)
Unrealised translation (gains)/losses	(1,281)	2,126
Operating cash flow before working capital changes	(116,764)	196,225
Changes in operating assets and liabilities		
Receivables	147,005	(25,100)
Inventories	38,282	(26,294)
Payables	(183,138)	80,930
Cash (used in)/generated from operations	(114,615)	225,761
Interest paid	(17,873)	(7,870)
Interest received	1,122	4,974
Net income tax paid	(8,053)	(9,917)
Net cash (outflow)/inflow from operating activities	(139,419)	212,948
Cash Flows from Investing Activities		
Investment in an associated company	-	(6,075)
Net proceeds from loans receivable	7	16
Investment income received	-	29
Purchase of property, plant and equipment	(13,818)	(534,164)
Purchase of intangible assets	(123)	(415)
Proceeds from disposal of property, plant and equipment	9,943	25,504
Proceeds from disposal of other assets	225	622
Net cash outflow from investing activities	(3,766)	(514,483)
Cash Flows from Financing Activities		
Proceeds from borrowings	183,420	76,138
Net cash (outflow)/inflow contributed by employee benefit trust	(192)	262
Dividends paid to minority interest	(2,273)	(3,223)
Proceeds from issue of new ordinary shares	-	240
Proceeds from re-issuance of treasury shares	-	27
Repayment of borrowings	(17,364)	(31,803)
Payment of costs incurred in connection with long term financing	(5,550)	(103)
Net cash inflow from financing activities	158,041	41,538
Net increase/(decrease) in cash and cash equivalents	14,856	(259,997)
Cash and cash equivalents at beginning of financial period	429,219	504,365
Cash and cash equivalents at end of financial period	444,075	244,368

1.(d)(i) Statement of Changes in Equity

GROUP	Share capital	Treasury shares	Shares held by employee benefit trust	Treasury shares reserve	Retained earnings	Other reserves	Minority interest	Total equity
	Capital and reserves attributable to equity holders of the Company							
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at 27 December 2008	845,379	(5,216)	(1,413)	(1,195)	1,657,862	(34,873)	44,047	2,504,591
Dividends to minority interest	-	-	-	-	-	-	(2,273)	(2,273)
Employee equity compensation schemes:								
- value of employee services	-	-	-	-	-	1,945	-	1,945
- new shares issued	4,552	-	-	-	-	(4,552)	-	-
Purchase of shares by employee benefit trust	-	-	(363)	-	-	-	-	(363)
Total comprehensive income for the financial period	-	-	-	-	(244,595)	81,284	414	(162,897)
Balance at 3 April 2009	849,931	(5,216)	(1,776)	(1,195)	1,413,267	43,804	42,188	2,341,003

GROUP	Share capital	Treasury shares	Shares held by employee benefit trust	Treasury shares reserve	Retained earnings	Other reserves	Minority interest	Total equity
	Capital and reserves attributable to equity holders of the Company							
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at 29 December 2007	840,738	(6,926)	(610)	(78)	1,726,025	102,769	45,299	2,707,217
Dividends to minority interest	-	-	-	-	-	-	(3,223)	(3,223)
Employee equity compensation schemes:								
- value of employee services	-	-	-	-	-	3,225	-	3,225
- new shares issued	2,977	-	-	-	-	(2,737)	-	240
- treasury shares re-issued	-	2,331	-	(1,117)	-	(1,187)	-	27
Total comprehensive income for the financial period	-	-	(31)	-	120,728	(34,364)	1,613	87,946
Balance at 4 April 2008	843,715	(4,595)	(641)	(1,195)	1,846,753	67,706	43,689	2,795,432

COMPANY	Share capital	Treasury shares	Treasury shares reserves	Retained earnings	Other reserves	Total equity
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at 27 December 2008	845,379	(5,216)	(1,195)	935,304	37,020	1,811,292
Employee equity compensation schemes:						
- value of employee services	-	-	-	-	1,945	1,945
- new shares issued	4,552	-	-	-	(4,552)	-
Total comprehensive income for the financial period	-	-	-	(8,061)	-	(8,061)
Balance at 3 April 2009	849,931	(5,216)	(1,195)	927,243	34,413	1,805,176

COMPANY	Share capital	Treasury shares	Treasury shares reserves	Retained earnings	Other reserves	Total equity
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at 29 December 2007	840,738	(6,926)	(78)	918,017	29,266	1,781,017
Employee equity compensation schemes:						
- value of employee services	-	-	-	-	3,225	3,225
- new shares issued	2,977	-	-	-	(2,737)	240
- treasury shares re-issued	-	2,331	(1,117)	-	(1,187)	27
Total comprehensive income for the financial period	-	-	-	4,816	2,327	7,143
Balance at 4 April 2008	843,715	(4,595)	(1,195)	922,833	30,894	1,791,652

1.(d)(ii) Details of any changes in the Company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles, as well as the number of shares held as treasury shares, if any, against the total number of issued shares excluding treasury shares of the issuer, as at the end of the current financial period reported on and as at the end of the previous period of the immediately preceding financial year.

Issued and paid up capital
As at 3 April 2009, the Company's issued and paid-up capital (including treasury shares) comprised 1,475,169,115 (26 December 2008: 1,472,706,789) ordinary shares. The Company's issued and paid-up capital (excluding treasury shares) comprised 1,473,442,398 (26 December 2008: 1,470,980,072) ordinary shares.

Share options
As at 26 December 2008, there were 35,512,201 outstanding options to subscribe for unissued ordinary shares exercisable at any time during the exercise periods under the NOL Share Option Plan ("NOL SOP").

During the 3 months ended 3 April 2009, 2,056,336 options were cancelled.

In addition, the Company granted 17,438,000 new options to subscribe for unissued ordinary shares exercisable at any time during the exercise periods under the NOL SOP.

As at 3 April 2009, options to subscribe for 50,893,865 ordinary shares remain outstanding under the NOL SOP.

Performance shares
As at 26 December 2008, there were 4,420,704 outstanding performance shares under the NOL Performance Share Plan ("NOL PSP").

During the 3 months ended 3 April 2009, 2,462,326 performance shares were vested on 2 January 2009 and 118,668 were cancelled.

As at 3 April 2009, 1,839,710 performance shares remain outstanding under the NOL PSP.

Treasury shares
As at 26 December 2008, there were 1,726,717 treasury shares that may be re-issued upon the exercise of options under the NOL SOP and the vesting of performance shares under the NOL PSP.

During the 3 months ended 3 April 2009, no treasury shares were re-issued by the Company pursuant to the NOL SOP and NOL PSP.

In addition, no shares were purchased for the purposes of fulfilling the Company's obligations under the NOL SOP and NOL PSP.

As at 3 April 2009, there were 1,726,717 treasury shares remaining that have not been re-issued.

2. Basis of Preparation

The preparation of the first quarter 2009 interim financial information in conformity with Singapore Financial Reporting Standards requires management to exercise its judgement in the process of applying the Neptune Orient Lines Limited Group's accounting policies. It also requires the use of accounting estimates and assumptions that affect the reported amounts of assets and liabilities as at 3 April 2009 and the reported amounts of revenue and expenses during the financial period from 27 December 2008 to 3 April 2009. Although these estimates are based on management's best knowledge of current events and actions, actual results may ultimately differ from those estimates.

3. Negative Assurance Confirmation by the Board Pursuant to Rule 705(4) of the Listing Manual

On behalf of the board of directors of the Company, we, the undersigned, hereby confirm to the best of our knowledge that nothing has come to the attention of the board of directors of the Company which may render the interim financial information for the first quarter ended 3 April 2009 to be false or misleading.

On behalf of the board of directors

CHRISTOPHER LAU Director	RONALD WIDDOWS Director

Dated this 12 May 2009

4. Audit or Review of Figures

The figures have not been audited nor reviewed by our auditors.

5. Auditors' Report (including any qualifications or emphasis of matter)

N.A.

6. Accounting Policies

Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.

Except as disclosed under Note 7(a), the Group has applied the same accounting policies and methods of computation in the financial statements for the current reporting period compared with the audited financial statements as at 26 December 2008.

7.(a) If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, to disclose what has changed, as well as the reasons for, and the effect of, the change.

On 27 December 2008, the Group and the Company early adopted the new or revised Singapore Financial Reporting Standards ("FRS"), which are effective for the financial period beginning on or after 1 January 2009.

The following are the FRS that are relevant to the Group and the Company:

FRS 1	: Presentation of Financial Statements - Revised presentation (effective for annual periods beginning on or after 1 January 2009)
Revised FRS 23	: Borrowing Costs (effective for annual periods beginning on or after 1 January 2009)
FRS 102	: Amendments to FRS 102 Share-based Payment: Vesting conditions and cancellations (effective for annual periods beginning on or after 1 January 2009)
FRS 107	: Amendments to FRS 107 Financial Instruments: Disclosures - Improving Disclosures about Financial Instruments (effective for annual periods beginning on or after 1 January 2009)
FRS 108	: Operating Segments (effective for annual periods beginning on or after 1 January 2009)

The adoption of the above FRS did not have any significant impact on the Group and the Company except as discussed below:

1) FRS 1 Presentation of Financial Statements - Revised presentation

The revised standard requires:
- All changes in equity arising from transactions with owners in their capacity as owners to be presented separately from components of comprehensive income;
- Components of comprehensive income not to be included in statement of changes in equity;
- Items of income and expenses and components of other comprehensive income to be presented either in a single statement of comprehensive income with subtotals, or in two separate statements (a seperate income statement followed by a statement of comprehensive income);
- Presentation of restated balance sheet as at the beginning of the comparative period when entities make restatements or reclassifications of comparative information.

The Group has elected to present items of income and expenses and components of other comprehensive income in two seperate statements (a consolidated income statement followed by a consolidated statement of comprehensive income).

2) Amendments to FRS 107 Financial Instruments: Disclosures - Improving Disclosures about Financial Instruments

FRS 107 requires enhanced disclosures about fair value measurements and liquidity risk.

The required disclosures will be made accordingly in the full year financial statements of the Group and the Company.

3) FRS 108 Operating Segments

FRS 108 requires entities to disclose segment information based on the information reviewed by the entity's chief operating decision maker.

The required disclosures will be made accordingly in the full year financial statements of the Group and the Company.

7.(b) Comparatives

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current period.

8.

GROUP	**Q1 2009**	**Q1 2008**
(Loss)/earnings per ordinary share after deducting any provision for preference dividends (adjusted to exclude shares held by employee benefit trust and treasury shares)		
a) Based on the weighted average number of ordinary shares on issue	**(16.62 US cts)**	**8.22 US cts**
b) On a fully diluted basis (detailing any adjustments made to the earnings)	**(16.60 US cts)**	**8.16 US cts**

9. Net Asset Value

	Group			**Company**		
	3 Apr 2009	**26 Dec 2008**	**Inc / (Dec)**	**3 Apr 2009**	**26 Dec 2008**	**Inc / (Dec)**
	US$	**US$**	**%**	**US$**	**US$**	**%**
Net Asset Value per ordinary share based on issued share capital (adjusted to exclude treasury shares) of the issuer	**1.56**	**1.67**	**(6.59)**	**1.23**	**1.23**	**0.00**

10. Review of the Performance of the Group

Income Statement:
NOL Group achieved revenue of US$1.54 billion (1Q 2008: US$2.41 billion), a decrease of of US$0.87 billion or 36% year-on-year (YoY). This is mainly due to decline in container shipping revenue from lower volumes and deteriorating freight rates.

The Group's cost of sales decreased by US$0.49 billion or 23% YoY to US$1.61 billion mainly due to lower variable costs associated with lower volumes and lower bunker costs.

Miscellaneous income declined by US$16 million or 77% YoY to US$5 million mainly due to lesser sales of property, plant and equipment resulting in decrease in profits on disposal of property, plant and equipment.

Finance and investment income decreased by US$2 million or 65% YoY to US$1 million mainly due to lower interest income from lower average interest rate.

Administrative expenses declined by US$34 million or 19% YoY to US$149 million mainly due to costs savings associated with restructuring.

Finance expenses increased by US$7 million or 94% YoY to US$15 million mainly due to higher interest expense from higher average loan balance.

The Group recorded net loss attributable to shareholders of US$245 million in 1Q 09 compared to a profit of US$121 million in 1Q 2008. Losses incurred in 1Q09 was due to lower revenue acheived as a result of lower volumes and deteriorating freight rates. Active cost management had achieved some mitigation in costs but was not enough to compensate for the decline in revenue.

Balance Sheet:
NOL Group's total assets decreased by US$171 million from US$5.44 billion as at 26 December 2008 to US$5.27 billion as at 3 April 2009. The decrease in total assets is mainly due to decrease in trade and other receivables as a result of lower revenue and decrease in inventories due to lower fuel rates.

The Group's total liabilities decreased by US$7 million from US$2.94 billion as at 26 December 2008 to US$2.93 billion as at 3 April 2009. The decrease in total liabilities is mainly due to decline in trade and other payables, derivative financial instruments and other current liabilities, partially offset by increase in borrowings [see Note 1(b)(ii)] during the quarter.

The Group's total equity decreased by US$164 million from US$2.50 billion as at 26 December 2008 to US$2.34 billion as at 3 April 2009 mainly due to losses incurred during the quarter.

Cashflow:
NOL Group's cash and cash equivalents increased by US$15 million from US$429 million as at 26 December 2008 to US$444 million as at 3 April 2009 mainly due to net cash inflow from financing activities of US$158 million, partially offset by net cash outflow from operations of US$139 million. The cash inflow from financing activities is mainly due to additional proceeds of US$183 million from borrowings, partially offset by US$17 million for repayment of borrowings. Net cash outflow from operations is mainly due to losses incurred during the quarter.

		Q1 2009 US$'m	Q1 2008 US$'m
(a)	**Revenue**		
	Container Shipping	1,294	2,019
	Logistics	241	363
	Terminals	112	145
	Others	2	3
	Elimination	(106)	(123)
	Total	**1,543**	**2,407**
(b)	**EBIT**		
	Container Shipping	(236)	108
	Logistics	14	17
	Terminals	4	12
	Others	(3)	-
	Total	**(221)**	**137**

(c) **Analysis by Business Units**

(i) **Container Shipping**

Container shipping achieved 1Q09 revenue of US$1.3 billion, a decrease of 36% year-on-year (YoY), mainly due to decline in volumes transported, coupled with freight rate deterioration across all major trade lanes.

Volume declined by 27% YoY, driven by a decline in global container trade.

1Q09 average revenue per FEU fell by 16% YoY mainly due to freight rate deterioration in key trade lanes, particularly Asia-Europe and Intra-Asia.

1Q09 utilisation fell to 80%.

The acute deterioration in trading condition resulted in 1Q09 recording a EBIT loss of US$236 million despite early capacity reduction initiatives and active costs reduction measures.

CONTAINER SHIPPING Q1 RESULTS 2009 and 2008
Unaudited

	Q1 2009	Q1 2008
Load Factors %		
Transpacific Eastbound	77%	95%
Asia-Europe Westbound	92%	97%
Transatlantic Westbound	67%	87%
Intra-Asia Westbound	83%	95%
Asia-Latin America/Mexico Eastbound	69%	89%
Headhaul	80%	95%
Volume ('000 FEU)		
Americas		
Transpacific	151	232
Latin America	39	52
	190	284
Europe		
Asia-Europe	84	118
Transatlantic	28	41
	112	159
Asia/Middle East		
Intra-Asia	179	220
Total Volume [3]	**481**	**663**
Operating Expenses (US$'m)		
Americas		
Transpacific	664	846
Latin America	154	194
	818	1,040
Europe		
Asia-Europe	256	379
Transatlantic	113	113
	369	492
Asia/Middle East		
Intra-Asia	343	379
Total Operating Expenses	**1,530**	**1,911**
Analysis of Expenses (US$'m)		
Operating Cost	1,361	1,729
General and Administrative	102	125
Depreciation and Amortisation	67	56
Others [4]	-	1
Total Operating Expenses	**1,530**	**1,911**

[3] Represents volume recognised from each Bill of Lading upon commencement of shipment on vessels.
[4] Others consists of minority interest and share of results of associated companies and joint ventures.

(c) Analysis by Business Units (continued)

(ii) Logistics

Logistics achieved 1Q09 revenue of US$241 million, a decrease of 34% year-on-year (YoY) due to lower volumes across the various Logistics' services, coupled with lower freight rates in the forwarding business segment.

International Services achieved revenue of US$91 million, a decrease of 38% YoY due to a combination of lower shipment volume and lower freight rates in the forwarding business segment.

Contract Logistics achieved revenue of US$150 million, a decrease of 31% YoY due to lower volumes across various business units, particularly in the warehousing and trucking services.

Disciplined cost management efforts resulted in an improved EBIT margin from 4.7% in 1Q08 to 5.8% in 1Q09, even though Logistics EBIT declined by US$3 million or 18% YoY to US$14 million in 1Q09.

LOGISTICS Q1 RESULTS 2009 and 2008
Unaudited
US$ millions

	Q1 2009	Q1 2008
BY REGION		
Revenue		
Americas	161	218
Europe	24	56
Asia/Middle East	56	89
Total Revenue	**241**	**363**
BY BUSINESS SEGMENT		
Revenue		
Contract Logistics Services	150	217
International Services	91	146
Total Revenue	**241**	**363**
Operating Expenses		
Contract Logistics Services	145	209
International Services	82	137
Total Operating Expenses	**227**	**346**
EBIT		
Contract Logistics Services	5	8
International Services	9	9
Total EBIT	**14**	**17**
Analysis of Expenses		
Operating Cost	188	297
General and Administrative	36	46
Depreciation and Amortisation	3	3
Total Operating Expenses	**227**	**346**

(iii) Terminals

Terminals achieved revenue of US$112 million, a decrease of 23% year-on-year (YoY) due to lower volume throughput in-line with industry-wide decline in global container trade.

1Q09 recorded volume throughput of approximately 429,000 lifts, a decline of 25% YoY.

1Q09 average revenue per lift rose 2% higher YoY due to change in trade mix.

Terminals 1Q09 achieved a EBIT of US$4 million, a decrease of 67% YoY due to lower volumes partially offset by improvement in cost structure through implementation of various cost initiatives.

TERMINALS Q1 RESULTS 2009 and 2008
Unaudited

	Q1 2009	Q1 2008
Total Volume ('000 Lifts)	**429**	**569**
Analysis of Expenses (US$'m)		
Operating Cost	93	116
General and Administrative	11	12
Depreciation and Amortisation	5	6
Others [5]	(1)	(1)
Total Operating Expenses	**108**	**133**

[5] Others consists of minority interest and share of results of associated companies and joint ventures.

11. Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.

The actual net losses of US$245 million vary by 2% from the estimated net losses of US$240 million announced in NOL's Update on Business Operating Conditions on 16 April 2009.

12. A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the Group operates and any known factors or events that may affect the Group in the next reporting period and the next 12 months.

For the rest of the year, NOL anticipates a continuation of adverse business operating conditions. NOL reiterates that it expects to post a significant full year loss. The Group will continue to focus on improving asset utilisation, yields and productivity.

13. Dividend

(a) Any dividend recommended for the current financial period reported on?

Nil

(b) Any dividend declared for the corresponding period of the immediately preceding financial year?

Nil

(c) Date payable

N.A.

(d) Books closure date

N.A.

(e) If no dividend has been declared (recommended), a statement to that effect.

No dividend has been declared or recommended for the current financial period.

PART II - ADDITIONAL INFORMATION REQUIRED FOR QUARTERLY ANNOUNCEMENT

14. Interested Person Transactions

Aggregate value of all transactions conducted under a shareholders' mandate pursuant to Rule 920 of the SGX-ST Listing Manual	Q1 2009 US$'000	Q1 2008 US$'000
Transactions for the Purchase of Goods and Services		
Keppel Telecommunications & Transportation Ltd and its associates	-	156
PSA Corporation Limited and its associates	34,682	46,770
Sembcorp Marine Ltd and its associates	112	13,338
Singapore Petroleum Company Limited and its associates	5,584	547
Transactions for the Leasing-in of Assets		
Sembcorp Marine Ltd and its associates	790	1,415
Transactions for the Sale of Goods and Services		
Sembcorp Marine Ltd and its associates	160	-

The above relates to cumulative value of transactions (inclusive of GST) more than S$100K.

BY ORDER OF THE BOARD

MARJORIE WEE AND WONG KIM WAH
Company Secretaries

Dated this 12 May 2009

SEC Exemption
No. 82-2605

NOL

Press Release

NOL Results Show Impact of Adverse Operating Conditions

US$245 million net loss reported for first quarter 2009

Singapore, 12 May 2009: Global container shipping, terminals and logistics group Neptune Orient Lines (NOL) today announced a net loss for the first quarter of 2009 (1Q09) of US$245 million. This compares to a net profit of US$121 million reported for the same period of 2008 (1Q08).

NOL reported a loss at Core EBIT level of US$222 million for 1Q09. Revenue for the quarter declined by 36% year-on-year to US$1.54 billion.

FINANCIAL PERFORMANCE

	1Q09	1Q08	Change %
Revenue (US$m)	1,543	2,407	(36)
Core EBIT (US$m)	(222)	119	nm
EBIT (US$m)	(221)	137	nm
Net (loss)/profit (US$m)	(245)	121	nm

NOL Group President and Chief Executive Officer, Mr Ronald D. Widdows, said: "The results announced today are in line with the update on business operating conditions NOL provided to the Singapore Exchange on 16 April 2009."

Over 1Q09, NOL was impacted by a significant decline in global trade flows and consequently liner shipping volumes. In addition, freight rates deteriorated across all major trade lanes.

"During the first quarter, a range of significant business adjustments were undertaken to better align the Group's overall network and cost structures with reduced market demand. Further cost saving initiatives have been set in motion and will be implemented as the year progresses," said Mr Widdows.

1Q09 revenue from the Container Shipping business was 36% lower than in 1Q08 at US$1.29 billion. Container Shipping reported a Core EBIT loss of US$237 million for the quarter.

Globally, APL carried a total of 481,000 FEU (forty-foot equivalent unit) in 1Q09, 27% down from the same period of last year, as volumes declined in all trade lanes. Container volumes averaged 32,600 FEU per week over the ten week period from 27 December 2008 to 6 March 2009, and averaged 38,888 FEU per week during the four weeks from 7 March to 3 April 2009.

In Container Shipping, average revenue per FEU decreased by 16% year-on-year. This was primarily due to a combination of lower bunker recovery and freight rate pressures, particularly in the Asia-Europe and Intra-Asia trade lanes.

The Logistics and Terminals business units made positive Core EBIT contributions for the quarter.

APL Logistics reported a 34% decrease in 1Q09 revenue, to US$241 million, and Core EBIT of US$14 million, 18% lower than for the same period last year.

Mr Widdows said: "Logistics recorded a substantial reduction in volumes and revenues for the quarter, reflecting global economic uncertainty and declining trade activity. Despite this, the Logistics business improved its Core EBIT Margin to 5.8% through continued disciplined cost management and a focus on revenue quality."

In the Terminals business segment, 1Q09 revenues were US$112 million, 23% down on 1Q08. Core EBIT was US$4 million, compared with US$12 million in the same period of 2008.

"Our Terminals activities were negatively impacted by the industry-wide decline in global container trade," said Mr Widdows.

Mr Widdows concluded: "NOL's balance sheet remains strong with net gearing of 0.45 times as at 3 April 2009."

OUTLOOK

For the rest of the year, NOL anticipates a continuation of adverse business operating conditions. NOL reiterates that it expects to post a significant full year loss. The Group will continue to focus on improving asset utilisation, yields and productivity.

1Q09 OPERATING PERFORMANCE (vs 1Q08)

Container Shipping

- Revenue US$1.29 billion, down 36%
- Core EBIT loss of US$237 million
- EBIT loss of US$236 million
- Average revenue per FEU was 16% lower at US$2,474
- Volumes reduced by 27% to 481,000 FEU
- Headhaul utilisation averaged 80%

Logistics

- Revenue US$241 million, down 34%
- Core EBIT and EBIT of US$14 million, down 18%
- Core EBIT Margin increased to 5.8%, compared to 4.7% previously

Terminals

- Revenue US$112 million, down 23%
- Average revenue per lift up 2% to US$261
- Core EBIT and EBIT of US$4 million, down 67%
- Core EBIT Margin 3.6%, compared to 8.3% previously

-ENDS-

Note to editors:

Click here for the Corporate Presentation and Financial Statements.

Media Enquiries:

Mr Paul Barrett
Telephone: (65) 6371 7959
paul_barrett@nol.com.sg

Investor Enquiries:

Mr Bernie Yu
Telephone: (65) 6371 5028
bernie_yu@nol.com.sg

About NOL

Neptune Orient Lines (NOL) is a Singapore-based global container shipping, terminals and logistics company. Its container shipping arm, APL, provides world-class container shipping services and intermodal operations supported by leading-edge IT and e-commerce. Its terminals unit has one of the world's leading container terminal networks, with key gateway facilities in Asia and North America. Its logistics business, APL Logistics, provides international, end-to-end logistics services and solutions, employing the latest IT and data connectivity for maximum supply chain visibility and control. NOL Web site: www.nol.com.sg

SEC Exemption
No. 82-2605

1Q 2009 Performance Review

12 May 2009

NOL

Forward Looking Statements

The following presentation includes forward-looking statements, which involve known and unknown risks and uncertainties, that could cause actual results or performance to differ. Forward looking information is based on current views and assumptions of management, including, but not limited to, prevailing economic and market conditions. Such statements are not, and should not be interpreted as a forecast or projection of future performance.

SEC Exemption
No. 82-2605

1. 1Q 2009 Financial Highlights



By Ron Widdows
Group President & CEO

NOL

1Q 2009 Key Highlights

- Decline in global trade volumes coupled with rate deterioration on all trade lanes reduced the Group's revenue by 36% year-on-year (YoY) to US$1.54 billion in 1Q09.
- The Group recorded a negative Core EBIT and EBIT for 1Q09 of US$222 million and US$221 million respectively due to the deterioration in global container trade activity even as significant cost mitigation initiatives took place since 4Q08.
- 1Q09 Container Shipping volumes decreased by 27% YoY to 481,000 FEUs due to decline in volumes on all trade lanes.
- Average revenue per FEU decreased by 16% YoY primarily due to a combination of lower bunker recovery and freight rate pressures, particularly in the Asia-Europe and Intra-Asia trade lane.
- Management continue to actively manage costs in view of current economic climate and container trade dynamics.
- While revenue declined in the Logistics and Terminals division, they continued to be profitable with 1Q09 Core EBIT of US$14 million and US$4 million respectively.

SEC Exemption
No. 82-2605

Group Financial Performance

US$m	1Q09	1Q08	▲%
Revenue	**1,543**	2,407	(36)
Core EBIT	**(222)**	119	nm
• Non-recurring items	1	18	(94)
EBIT	**(221)**	137	nm
Net (loss)/profit	**(245)**	121	nm
Basic (loss)/earnings per share (US cents)	**(16.62)**	8.22	nm

NOL

Group Outlook

For the rest of the year, NOL anticipates a continuation of adverse business operating conditions. NOL reiterates that it expects to post a significant full year loss. The Group will continue to focus on improving asset utilisation, yields and productivity.

SEC Exemption
No. 82-2605

2. 1Q 2009 Financial Performance



By Cedric Foo
Group Deputy President &
CFO

NOL

Group Financial Highlights

US$m	1Q09	1Q08	▲%
Revenue	**1,543**	**2,407**	**(36)**
Core EBITDA	**(145)**	**185**	**nm**
• Depreciation & Amortisation	(77)	(66)	17
Core EBIT	**(222)**	**119**	**nm**
• Non-recurring items	1	18	(94)
EBIT	**(221)**	**137**	**nm**
• Gross Interest Expense	(13)	(5)	145
• Tax	(11)	(11)	-
Net (loss)/profit to equity holders	**(245)**	**121**	**nm**

NOL

Non-Recurring Items

US$m	1Q09	1Q08
1. Gain from asset disposals	3	18
2. Others	(2)	-
Total	**1**	18

NOL

SEC Exemption
No. 82-2605

Group Revenue Breakdown

US$m	1Q09	1Q08	▲%
Container Shipping	1,294	2,019	(36)
Logistics	241	363	(34)
Terminals	112	145	(23)
Others/Elimination	(104)	(120)	(13)
Total	**1,543**	**2,407**	**(36)**



0% (Others)
7% (Terminals)
15% (Logistics)
78% (Container Shipping)

Revenue by business segment is stated before inter-segment elimination.

NOL

SEC Exemption
No. 82-2605

Group Core EBIT Breakdown

US$m	1Q09	1Q08	▲%
Container Shipping	(237)	90	nm
Logistics	14	17	(18)
Terminals	4	12	(67)
Others	(3)	-	nm
Total	**(222)**	**119**	**nm**

NOL

Group EBIT Breakdown

US$m	1Q09	1Q08	▲%
Container Shipping	(236)	108	nm
Logistics	14	17	(18)
Terminals	4	12	(67)
Others	(3)	-	nm
Total	**(221)**	**137**	**nm**

NOL

Balance Sheet Highlights

US$m	3 Apr '09	26 Dec '08
Total Assets	5,274	5,445
Total Liabilities	2,933	2,940
Total Equity	2,341	2,505
Total Debt	1,488	1,245
Total Cash	444	429
Net Debt	1,044	816
Gearing (Gross)	0.64 x	0.50 x
Gearing (Net)	0.45 x	0.33 x
NAV per share (US$)	1.56	1.67
(S$)	2.37	2.42

NOL

Cash Flow Highlights

US$m	1Q09	1Q08
Cash & Cash Equivalents - Beginning	**429**	**504**
Cash Inflow/(outflow)		
Operating Activities	(139)	213
Investing/Capex Activities	(4)	(515)
Financing Activities	158	42
Cash & Cash Equivalents – Closing	**444**	**244**

NOL

SEC Exemption
No. 82-2605

Appendix

NOL

Group Fuel and Currency Exposures

Bunker

- The Group continues to recover part of its fuel price increases from customers through bunker adjustment factors.
- The Group also maintains a policy of hedging bunker exposures.

Foreign exchange

- Major foreign currency exposures are in Euro, Japanese Yen, Chinese Yuan, S$, Korean Won, Canadian $, British Pound, A$, Indian Rupee and Taiwan Dollar.
- The Group maintains a policy of hedging foreign exchange exposures.

Container
Shipping

Operating Performance
Container Shipping

NOL

Container Shipping 1Q 2009 Performance

- Container shipping achieved 1Q09 revenue of US$1.3 billion, a decrease of 36% year-on-year (YoY), mainly due to decline in volumes transported, coupled with freight rate deterioration across all major trade lanes.
  - Volume declined by 27% YoY, driven by a decline in global container trade.
  - 1Q09 average revenue per FEU fell by 16% YoY mainly due to freight rate deterioration in key trade lanes, particularly Asia-Europe and Intra-Asia.
  - 1Q09 utilisation fell to 80%.
- The acute deterioration in trading condition resulted in 1Q09 recording a Core EBIT loss of US$237 million despite early capacity reduction initiatives and active costs reduction measures.

Container Shipping Profit & Loss Summary

US$m	1Q09	1Q08	▲%
Revenue	**1,294**	2,019	(36)
Core EBITDA	**(170)**	146	nm
• Depreciation & Amortisation	(67)	(56)	20
Core EBIT	**(237)**	90	nm
EBIT	**(236)**	108	nm
Core EBIT Margin	**(18.3)%**	4.5%	
EBIT Margin	**(18.2)%**	5.3%	

NOL

SEC Exemption
No. 82-2605

Container Shipping Volume

Volume ('000 FEU)	1Q09	1Q08	▲%
Americas	**190**	**284**	**(33)**
Transpacific	151	232	(35)
Latin America	39	52	(25)
Europe	**112**	**159**	**(30)**
Asia-Europe	84	118	(29)
Transatlantic	28	41	(32)
Asia/Middle East	**179**	**220**	**(19)**
Total	**481**	**663**	**(27)**

NOL

Container Shipping : Volume Mix

SEC Exemption No. 82-2605

- Further Intra-Asia focus helped alleviate the deterioration in East/West trades
- Trade volume mix continues to be managed to maximise yields



37% (Asia/Middle East)
8% (Latin America)
31% (Transpacific)
18% (Asia-Europe)
6% (Transatlantic)

1Q 2009 Volume breakdown



33% (Asia/Middle East)
8% (Latin America)
35% (Transpacific)
18% (Asia-Europe)
6% (Transatlantic)

1Q 2008 Volume breakdown

NOL

Container Shipping Average Revenue/FEU

SEC Exemption
No. 82-2605

US$/FEU	1Q09	1Q08	▲%
Americas	3,741	3,486	7
Europe	2,104	3,216	(35)
Asia/Middle East	1,365	2,014	(32)
Total	**2,474**	**2,934**	**(16)**

NOL

Average Revenue/FEU and Volume Trend

SEC Exemptic
No. 82-2605

Average revenue/FEU declined since the end of 2008 due to lower bunker surcharges and underlying freight rate pressures. Volume has declined since middle of 2008 due to deteriorating demand conditions.



Average Period Volume (RHS)
Average Revenue per FEU (LHS)
US$/FEU
3,200
3,000
2,800
2,600
2,400
2,200
2,000
'000 FEU
70
60
50
40
30
20
10
0
1Q08 Average Revenue/FEU US$2,934
1Q09 Average Revenue/FEU US$2,474
P1 P2 P3 P4 P5 P6 P7 P8 P9 P10 P11 P12
2007
P1 P2 P3 P4 P5 P6 P7 P8 P9 P10 P11 P12
2008
P1 P2 P3
2009
Period

Note: Average Period volumes are normalised based on number of weeks in the period

NOL

Container Shipping : Americas

SEC Exemption
No. 82-2605

	1Q09	1Q08	▲%
Total Volumes ('000 FEU)	**190**	**284**	**(33)**
▪ Transpacific	151	232	(35)
▪ Latin America	39	52	(25)
Average Revenue (US$/FEU)	**3,741**	**3,486**	**7**

- **Transpacific :** US economic uncertainties and decline in consumer spending has resulted in significant decline in volumes on the Transpacific. Year-on-year improvement in average revenue per FEU on the Transpacific is driven by higher freight rates on backhaul cargo.
- **Latin America :** Latin America trade volumes were adversely impacted by overall global economic uncertainties, while freight rates came under pressure in the eastbound trade due to higher industry supply-demand gap.

NOL

Container Shipping : Europe

SEC Exemption
No. 82-2605

	1Q09	1Q08	▲%
Total Volumes ('000 FEU)	**112**	**159**	**(30)**
▪ Asia-Europe	84	118	(29)
▪ Transatlantic	28	41	(32)
Average Revenue (US$/FEU)	**2,104**	**3,216**	**(35)**

- **Asia-Europe :** In-line with the decline in global container trade, volumes in Asia-Europe were adversely affected. Freight rates saw significant year-on-year deterioration driven by oversupply in the trade lane since 2008 and highly competitive pricing behavior.
- **Transatlantic :** The Transatlantic route experienced a decline in overall volumes similar to the overall decline in global trade.

NOL

Container Shipping : Asia/Middle East

SEC Exemption
No. 82-2605

	1Q09	1Q08	▲%
Total Volumes ('000 FEU)	179	220	(19)
Average Revenue (US$/FEU)	1,365	2,014	(32)

- **Asia/Middle East:** Asia/Middle East volumes declined by 19% year-on-year due to overall decline in global trade. Average revenue also saw significant deterioration, particularly in the Long-haul trade lane, due to excess supply as well as cascading of tonnage from other trades.

NOL

Container Shipping Trade Imbalance

SEC Exemption
No. 82-2605

Capacity reduction in the East/West trades due to the deterioration in headhaul demand has resulted in a general improvement in trade imbalances.

No. of FEUs that are full backhaul for every 10 FEUs full headhaul

Trade	2007	2008	1Q08	1Q09
• Transpacific	6	7	7	7
• Asia-Europe	7	7	7	8
• Transatlantic	10	10	10	9

NOL

Container Shipping Network Capacity & Utilisation

For 1Q 2009, average container shipping capacity was reduced by approximately 15% from previous quarter as part of the seasonal capacity adjustments as well as deteriorating trade conditions. During this period, headhaul utilisation fell further to 80% as the decline in demand outpaced capacity reduction.


Average Capacity (weekly TEUs)
Utilisation %
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
100%
80%
60%
40%
20%
0%
96%
95%
99%
96%
98%
98%
99%
93%
95%
90%
90%
83%
80%
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Q1
2006
2007
2008
2009

Note: Figures are based on the headhaul leg of main linehaul services
The capacity figures takes into account "winter program" initiations.

SEC Exemption
No. 82-2605

Logistics

Operating Performance
Logistics

NOL

SEC Exemption
No. 82-2605

Logistics 1Q 2009 Performance

Logistics

- Logistics achieved 1Q09 revenue of US$241 million, a decrease of 34% year-on-year (YoY) due to lower volumes across the various Logistics' services, coupled with lower freight rates in the forwarding business segment.
  - International Services achieved revenue of US$91 million, a decrease of 38% YoY due to a combination of lower shipment volume and lower freight rates in the forwarding business segment.
  - Contract Logistics achieved revenue of US$150 million, a decrease of 31% YoY due to lower volumes across various business units, particularly in the warehousing and trucking services.
- Disciplined cost management efforts resulted in an improved EBIT margin from 4.7% in 1Q08 to 5.8% in 1Q09, even though Logistics Core EBIT declined by US$3 million or 18% YoY to US$14 million in 1Q09.

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SEC Exemption No. 82-2605

Logistics

Logistics Profit & Loss Summary

US$m	1Q09	1Q08	▲%
Revenue	**241**	363	(34)
Core EBITDA	**17**	20	(15)
• Depreciation & Amortisation	**(3)**	(3)	-
Core EBIT	**14**	17	(18)
Core EBIT Margin	**5.8%**	4.7%	

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Logistics

Performance Breakdown

Business Segment	1Q09	1Q08	▲%
Revenue	**241**	**363**	**(34)**
• Contract Logistics	150	217	(31)
• International Services	91	146	(38)
Core EBIT	**14**	**17**	**(18)**
• Contract Logistics	5	8	(38)
• International Services	9	9	-
Core EBIT Margin	**5.8%**	**4.7%**	
• Contract Logistics	3.3%	3.7%	
• International Services	9.9%	6.2%	

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Logistics' Revenue Trend – By Region

Overall decline in revenue across the regions was driven by the decline in global economic activity in 1Q09. Europe and Asia-Middle East experienced decline in revenue contribution due to the additional impact of the declining rate conditions in the forwarding segment.


US$m
400
350
300
250
200
150
100
50
0
23%
10%
67%
25%
15%
60%
1Q 2009
1Q 2008
Americas
Europe
Asia & Middle East

Logistics' Revenue Trend – By Customer Segment

The automotive/industrial customer segment experienced the greatest decline due primarily to industry-wide auto factory closures. Consumer segment, such as Fast Moving Consumer Goods (FMCG), showed relative strength due to the continued demand for basic necessities.


US$m
400
350
300
250
200
150
100
50
0
16%
5%
20%
30%
29%
14%
8%
28%
16%
34%
1Q 09
1Q 08
Auto/ Industrial
Consumer
Retail
Electronics/ Hi tech
Other

Operating Performance
Terminals

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Terminals 1Q 2009 Performance

- Terminals achieved revenue of US$112 million, a decrease of 23% year-on-year (YoY) due to lower volume throughput in-line with industry-wide decline in global container trade.
  - 1Q09 recorded volume throughput of approximately 429,000 lifts, a decline of 25% YoY.
  - 1Q09 average revenue per lift rose 2% higher YoY due to change in trade mix.
- Terminals 1Q09 achieved a Core EBIT of US$4 million, a decrease of 67% YoY due to lower volumes partially offset by improvement in cost structure through implementation of various cost initiatives.

Terminals Profit & Loss Summary

US$m	1Q09	1Q08	▲%
Revenue	**112**	145	(23)
Core EBITDA	**9**	18	(50)
• Depreciation & Amortisation	**(5)**	(6)	(17)
Core EBIT [1]	**4**	12	(67)
Core EBIT Margin	**3.6%**	8.3%	
Volume ('000 lifts)	**429**	**569**	**(25)**
Average Revenue (US$/Lift)	**261**	**256**	**2**

[1] Includes share of results from a joint venture.

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Terminals : Volume Mix

While overall terminal throughput have declined along with the decline in global container trade, Terminals' volume mix experienced higher proportion of 3rd party volume due to improved trade mix in terminals located within Intra-Asia trade lane.


24% (Alliance partners)
10% (3rd party)
66% (APL)

1Q 2009 Volume breakdown


23% (Alliance partners)
8% (3rd party)
69% (APL)

1Q 2008 Volume breakdown

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End of Presentation
Thank You

Neptune Orient Lines Ltd
456 Alexandra Road,
NOL Building
Singapore 119962
Tel: (65) 6278 9000
Fax: (65) 6278 4900
Company registration
number : 196800632D
Website: www.nol.com.sg

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